SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

MINUTES OF THE SIX HUNDRED TWENTY-EIGHTH

MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for all due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s main office at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, room 203 of the Centro Empresarial VARIG Building in  Brasília – DF on December 16, 2010, at 3 p.m. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present: JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, LINDEMBERG DE LIMA BEZERRA, JOSÉ ANTONIO CORRÊA COIMBRA and VIRGINIA PARENTE DE BARROS. Absent and duly excused LUIZ SOARES DULCI and ARLINDO MAGNO DE OLIVEIRA. Decision: DEL-258/2010. Eletronuclear. Grant of Advance for Future Capital Increase - AFAC funded through debt and allocation of resources. RES-1316 of 08.12.2010. 1. approve the change in Advances for future capital increase and its subsequent capitalization, relating to credits held by Eletrobras in its subsidiary ELETRONUCLEAR, regarding the outstanding balance of loans granted using regular resources, amounting to R$ 3,051,240,365.44 (three billion, fifty-one million, two hundred and forty thousand, three hundred and sixty-five reais and forty-four cents), in values of  October 31, 2010, to be adjusted until the effective date of release. The specific value of each contract is indicated on the following table, conditioned to the favorable opinion of DEST, ANEEL and PGFN;

                                                                                                Values in R$

Agreements	Index	Interest Rate	Balance Due
ECF-2031/00-N	IGPM	13,15	353.400.825,99
ECF-2066/00-N	IGPM	13,15	147.457.370,93
ECF-2081/01-N	IGPM	13,15	693.853.659,86
ECF-2451/04	IGPM	11,50	31.020.214,66
RES-0209/03-N	IGPM	12,55	34.406.991,26
RES-0330/03-N	IGPM	11,75	53.847.191,76
RES-0396/03-3N	IGPM	11,51	15.700.134,07
RES-0396/03-4N	IGPM	11,51	4.502.725,79
RES-0396/03-5N	IGPM	11,51	17.718.933,33
RES-0738/02-N	IGPM	12,86	131.247.508,70
RES-0769/04-1	IGPM	7,42	116.734.323,38
RES-0769/04-2	IGPM	10,00	113.498.622,71
RES-0988/07	IGPM	10,00	195.680.809,61
DEL-0086/08	R$	10,66	115.937.460,31
ECF-2715/08	R$	11,16	91.961.938,16
ECF-2775/09	R$	11,16	174.523.473,89
RES-0409/08-A	R$	10,66	478.131.518,32
ECF-0660/78	CMAP	10,00	12.137.711,70
ECF-0661/78	CMAP	10,00	166.303.980,81
ECF-0662/78	CMAP	10,00	2.368.524,50
ECF-0663/78	CMAP	10,00	39.671.459,18
ECF-0721/79	CMAP	10,00	61.134.986,52
Total RO			3.051.240.365,44

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

1.1. to determine that if Eletronuclear does not meet, during the period of 1 (one) year, the prior conditions of the item above, or in case of a negative opinion by the governmental agencies mentioned above, the AFACs will be canceled and their values transformed into debt in contractual conditions prevailing prior to the AFAC, plus the costs that were not recovered during the period between the registration of the AFAC and the effective reversal; 2. to approve the granting of financial support as Advance for Future Capital Increase - AFAC, amounting to R$ 62,338,000.00 (sixty-two million and three hundred thirty-eight thousand reais) to cover the resources used in investments in machinery and equipment for the maintenance of power plants Angra I and II which were not included in the initial projections, as well as replacement of equipment in an emergency occurred in the second half of this year, with payments already made and to be made in December ; 2.1. Amount: up to R$ 62,338,000.00 (62.338 million reais); 2.2. purpose: to cover investments in machinery and equipment for the maintenance of power plants Angra I and II which were not included in the initial projections, as they were essencial to emergency substitutions occurred in the second half of this year, with payments already made and to be made in December 2010; 2.3. source: Ordinary Resources - RO; 2.4. releases: a single installment upon request of Eletronuclear and presentation of the Cash Flow in current currency; 2.4.1. releases will be conditioned to the subsidiary not being in default with the CMDE; 2.4.2. releases will be subject to budget availability of  Eletrobras; 2.4.3. if the term for the execution of the capital increase, with its capitalization exceeds one year, the mentioned value will be adjusted by the Selic rate; 2.5. according to Article 6, Section IV, paragraph "d" of Decree 7063 of 1/13/2010, when a capital increase of State Companies occurs, it should be submitted to prior manifestation of the Department of Coordination and Control of State Companies of the Ministry of Planning and Budget, and the General Attorney of the Treasury and the Ministry of Finance, pursuant to Decree 1.091/94; 2.6. to determine that: if Eletronuclear does not present until 31 December 2011 the favorable demonstration of the government agencies mentioned in subsection 2.5 above, the AFACs will be canceled and their values transformed into debt in contractual conditions prevailing prior to their AFAC, plus the costs that were not recovered during the period between the registration of the AFAC and the effective reversal; 2.6.1. grace period for Principal: no grace period; 2.6.2. amortiziation: the balance due will be paid according to the French System of Amortization (price table), in 240 monthly installments, the maturity date of the first installment being the thirtieth of the month subsequent to the date of signing of the confession of debt and the other maturities on the thirtieth day of the subsequent months; 2.6.3. Interest: will be paid by Eletronuclear, on the 30th of each month, the corresponding interest rate of long-term financing of Eletrobras - (TFE) of the current period, calculated on a pro rata basis on the adjusted outstanding balance; 2.6.4. Administration fee: Eletronuclear will pay to Eletrobras on the 30th of each month, an administration fee of 1% (one percent) calculated on a pro rata basis on the adjusted outstanding balance; 2.6.5. Balance adjustment: the adjustment of the balance due will be made annually on the anniversary date of the contract, based on the variation, on a pro rata basis, of the IPCA calculated by IBGE; 2.6.6. other expenses: Eletrobras will charge  Eletronuclear, for any expense needed for the safety and regulation of its credit rights, and these expenses will be paid by Eletronuclear within 10 (ten) days of issuance of the notice of debit by Eletrobras;  2.6.7. warranty: no warranty  2.6.8. other obligations: provide Promissory Note relating to the portion released and register the contract at the Registry of Deeds and Documents in Rio de Janeiro; 3. to determine that the Legal Department - PGJ draft the AFAC agreement  4. to determine that the Investment Administration Department - DFI take the necessary steps to monitor and operate said agreement. Nothing further to be discussed, the Chairman of the Board closed the meeting , determining the issuance of this certificate which after duly read and approved, is signed by  AFRÂNIO ALENCAR MATOS Fº, Secretary of the Board, who wrote it. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	3

Brasília, December 16, 2010.

AFRÂNIO ALENCAR MATOS Fº
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2010
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.